Company Policy        Exhibit 19.2

Securities Trading
of Company Securities by the Company

Date Approved: April 17, 2023        Reference No.: 3-90220

PURPOSE

This policy establishes guidelines for the Company trading in Company Securities or related Derivative Securities.

SCOPE

This policy applies to Company operations worldwide.

POLICY

ROLES AND RESPONSIBILITIES

The Executive Vice President and Chief Financial Officer (CFO) or designee is responsible for setting the overall strategy for the Company to purchase and sell Company Securities or related Derivative Securities as approved by the Board of Directors including the number of shares, price per share, and timing of the transactions.

The Executive Vice President, Secretary and Chief Legal Officer (Chief Legal Officer) or designee is responsible for giving prior approval (preclearance) to the Company to purchase or sell Company Securities or related Derivative Securities.
The Senior Vice President and Treasurer or designee is responsible for (1) implementing the strategy for the Company to purchase and sell Company Securities or related Derivative Securities as determined by the CFO and approved by the Board of Directors; (2) providing notice and all applicable information to the Vice President, Public Law of the Company’s intent to purchase and sell Company Securities or related Derivative Securities; and (3) determining the terms of a Rule 10b5-1 Plan or Rule 10b-18 Plan, if applicable.

The Vice President, Public Law or designee is responsible for (1) reviewing all requests by the Company to purchase and sell Company Securities or related Derivative Securities; (2) submitting all requests by the Company to purchase and sell Company Securities or related Derivative Securities to the Chief Legal Officer or designee for review and approval; and (3) reviewing and approving the terms of any Rule 10b5-1 Plan or Rule 10b-18 Plan.

Trading while in Possession of Material Nonpublic Information

The Company is prohibited from purchasing, selling, or recommending that another person purchase or sell Company Securities or related Derivative Securities when Directors or employees of the Company have knowledge of Material Nonpublic Information concerning the Company. The Company may not trade or recommend that others trade in Company Securities and related Derivative Securities if the Company is deemed to possess Material Nonpublic Information until the third business day after that Material Nonpublic Information has been publicly released.

Special Restrictions: Window Period

The Company may only trade in Company Securities and related Derivative Securities during the Window Period. In all cases trades are subject to prior approval (preclearance) by the Chief Legal Officer or designee.

Rule 10b5-1 and Rule 10b-18 Trading Plans

Rule 10b5-1

Rule 10b5-1 under the Securities Exchange Act of 1934 provides a mechanism to engage in securities transactions with a defense against claims that trades may have violated Insider Trading law. The Company may purchase or sell Company Securities and related Derivative Securities without regard to whether that purchase or sale is within the Window Period or whether it has Material Nonpublic Information, if that purchase or sale is made pursuant to an established written plan complying with Rule 10b5-1 (a 10b5-1 Plan), which requires that the plan be entered into in good faith and not as part of a plan or scheme to evade the prohibitions of Insider Trading law, and specifies the price, amount, and date of trades or provides a formula, mechanism, or computer program to determine such information. Additionally, the plan may not allow the Company to exercise any subsequent influence over how, when, or whether to effect purchases or sales, and any other person who, pursuant to the contract, instruction, or plan, did exercise such influence must not have had or been aware of any Material Nonpublic Information when doing so.

In order for the Company to enter into a 10b5-1 Plan:

•The Company may not be in possession of Material Nonpublic Information.

•The plan must be entered into during the Window Period.

•Subsequent modifications or the termination of such plans may only occur during the Window Period, provided the Company is not in possession of Material Nonpublic Information.
•The 10b5-1 Plan must provide that trading cannot begin until at least 30 calendar days following its adoption by the Company.

•Preclearance must be obtained from the Chief Legal Officer or designee to enter into, modify, or terminate a 10b5-1 Plan and the agreement must be approved by the Company.
The Company may have only one plan in place at any given time, which plan shall not exceed twelve months in length.

The Company is obligated to observe all other prohibitions on trading while in possession of Material Nonpublic Information for transactions outside the 10b5-1 Plan.

Rule 10b-18

Rule 10b-18 under the Securities Exchange Act of 1934 provides a safe harbor from certain market manipulation rules related to the sale by a company of its common stock if the company complies with the manner, time, volume, and price conditions of the rule. The Company may not enter into a Rule 10b-18 Plan if it is in possession of Material Nonpublic Information and must suspend any trading under the Rule 10b-18 Plan if it comes into possession of Material Nonpublic Information.
DEFINITIONS

Company means Halliburton Company, a Delaware corporation, its successors and subsidiaries and their divisions.

Company Security means (1) common stock, par value $2.50 per share, of the Company; (2) any other security (including restricted stock, restricted stock units, options, and debt securities) issued by the Company or any other Company entity; and (3) any other security exercisable for, or convertible or exchangeable into, directly or indirectly, any of the foregoing.

Derivative Security means a contract or security, such as a put or call option, that derives its value from the value or price of an underlying asset (such as a Company Security).

Insider Trading means trading in securities while in possession of Material Nonpublic Information.

Material Nonpublic Information means information that has not been made available to investors in general and would be considered significant to an investor that is considering investing in or selling a company’s securities. Material Nonpublic Information is often referred to as Inside Information. The following are examples of matters that may be Material Nonpublic Information:

•Earnings information
•Mergers, acquisitions, tender offers, joint ventures, or changes in assets
•New products or discoveries, or developments regarding customers or suppliers
•Changes in control or in management
•Change in auditors or auditor notification that a company may no longer rely on an auditor's audit report
•Events regarding a company's securities - e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits or changes in dividends, changes to the rights of security holders, public or private sales of additional securities
•Bankruptcies or receiverships

Window Period means the period beginning the third business day after an earnings release for the preceding fiscal quarter until the end of business on the twentieth day of the third month of the fiscal quarter in which the release was made.

REFERENCE

•Code of Business Conduct

•Company Policy 3-02550, Use of Material Nonpublic Information, Securities Trading Windows, and Hedging and Pledging of Company Securities

APPROVED BY: Policy Committee

For further assistance: FHOUPOLICY